 3301 SE 14TH Ave
Fort Lauderdale, FL 33316

July 13, 2018

Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FMC GlobalSat Holdings, Inc.
Registration Statement on Form S-1
Filed May 14, 2018
File No. 333-224906

Dear Mr. Spirgel,

This letter is provided in response to your letter dated June 7, 2018 (the “Comment Letter”) regarding the above-referenced submission of FMC GlobalSat Holdings, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the responses below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 in order to make changes and revisions pursuant to the Comment Letter.

Form S-1 filed May 14, 2018

Prospectus Cover Page, page i

1. We note that you have not identified an offering price for the securities to be registered. As there is no existing market for your company’s shares, please disclose an offering price or provide a bona fide estimate of the range of the maximum offering price. See Item 501(b)(3) of Regulation S-K.

Response:

Pursuant to your comment, we have included a bona fide estimate of the maximum offering price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 14

2. We note your disclosures regarding “a distributor agreement with Kymeta” and the “Kymeta Master Distribution Agreement.” We also note your references to the “Kymeta Agreement.” Please file an executed version of the Kymeta Master Distribution Agreement as an exhibit to your filing. Please also file the “distributor agreement” and the “Kymeta Agreement” if these are separate and distinct from the Kymeta Master Distribution Agreement.

Response:

Pursuant to your comment, we have revised the S-1 throughout to clarify that there is only one Master Agreement with Kymeta, to define it as the “Kymeta Agreement” the first time it is referred to in the S-1, and to refer to it consistently throughout as such the S-1. We are also filing the Kymeta Agreement as an exhibit.

Business

About the Company, page 18

3. We note your disclosure that you offer “wireless data plans through cellular carriers.” Please provide more explanation regarding this service. We also note your disclosures stating that you “will offer customers services to seamlessly deliver 3G and 4G cellular solutions” which will be delivered on a single platform and that you intend “to offer flexible wireless and satellite data plans...” Please provide more information regarding these data services, the platform through which you intend to offer them, and any agreements with third parties necessary to offer these services. Please clarify whether you actually offer these services at this time as they appear to be aspirational only. If these services are in an early stage of development, please disclose so and discuss your efforts and expected timeline toward launching these services.

Response:

Pursuant to your comment, we have revised the S-1 to indicate that we currently offer these services on a reseller basis through a third-party aggregator/platform, and that we are currently in negotiations with several carriers to have direct wholesale/VNO agreements with then through which we may potentially receive more competitive pricing for future service offerings.

Our Solutions, page 22

4. Please clarify in your “Our Solutions” and “Our Strategy” sections that the technology solutions discussed are not proprietary to FMC and your business is the distribution of Kymeta’s products and services.

Response:

Pursuant to your comment, we have revised the S-1 to clarify that we distribute/resell Kymeta’s proprietary products and services and have no intellectual property rights in such products or services, other than the right to distribute/resell them and an associated license to use such intellectual property in connection with such distribution/resale.

Selling Stockholders, page 34

5. Please update your “Shares Beneficially Owned After the Offering” column to reflect the sale of all shares offered in this offering.

Response:

Pursuant to your comment, we have revised the S-1 to include only those shareholders who are eligible to resell shares in this offering. We have also added footnotes to clarify that certain shares held by certain of the selling shareholders are not eligible for resale in this offering, and therefore are not reflected as being sold.

Financial Statements for the Fiscal Year Ended December 31, 2017

Note 3 Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-8

6. We note that Kymeta appears to be your only supplier of goods and services. Please provide disclosure about concentration of risk in accordance with ASC 275-10-50.

Response:

Pursuant to your comment, we have revised Note 3 to identify Kymeta as our main supplier of our equipment. This note has now moved to page F-17 due to adding the unaudited three months ended March 31, 2018.

Note 5 – Commitments and Contingencies

Distributor Agreement, page F-14

7. We note that “The agreement between the Company and Kymeta has an initial a term of five (5) years effective on the date which Kymeta notifies the Company that it has met the performance criteria. These criteria include connectivity, service levels, and data access as set forth in the Distributor Evaluation Order.” We also note your statement that “As of December 31, 2017 the performance criteria has not been met.” Please disclose what levels of connectivity, service, and data access are necessary in order for you to meet the performance criteria. Disclose how close you are to meeting these performance criteria and when you expect to meet them. Also, clarify and emphasize, if true, that the distribution agreement with Kymeta is not effective as of the date of the filing. Provide this disclosure throughout your filing, including the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Business section.

Response:

We have revised Note 5 to clarify that the initial term of the Kymeta Agreement commenced on May 4, 2017 and expires five (5) years from the date on which Kymeta notifies the Company that it has met the performance criteria set forth in the Distributor Evaluation Order. We have further described the performance criteria. This note has now moved to page F-23 due to adding the unaudited three months ended March 31, 2018.

Item 16. Exhibits and Financial Statement Schedules, page II-3

8. Your Legal Opinion of Counsel filed as Exhibit No. 5.1 includes the phrase “when issued and sold by the Company in accordance with the terms of the Warrants (as applicable)...” Please revise the opinion to make clear that the opinion also covers those shares to be registered which have already been issued. It appears that at present, the opinion only covers those shares to be issued upon the exercise of the warrants and not those shares that were issued pursuant to the conversion of the promissory note and the shares issued pursuant to the private placement.

Response:

Pursuant to your comment, the Legal Opinion of Counsel has been revised to reflect that the opinion covers the shares that were issued pursuant to the conversion of the promissory note and the shares issued pursuant to the private placement, as well as the shares to be issued upon exercise of the warrants.

General

9. Please update your filing to include financial statements for the interim period ended March 31, 2018.

Response:

Pursuant to your comment, we are updating our filing to include unaudited condensed consolidated financial statements for the months ended March 31, 2018.

Thank you for your attention to this matter.

Sincerely Yours,

FMC GLOBALSAT, INC.

/S/
Emmanuel Cotrel, Chief Executive Officer

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